October 7, 2025

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jee Yeon Ahn and Michael Henderson

Re:     eHealth, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
Form 8-K filed August 6, 2025
File No. 001-33071

Dear Ladies and Gentlemen:

eHealth, Inc. (the “Company,” “we,” “us” or “our”) submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated September 24, 2025, relating to our Form 10-K for the fiscal year ended December 31, 2024 (File No. 001-33071) filed with the Commission on February 27, 2025 (the “2024 Form 10-K”) and our Form 8-K filed with the Commission on August 6, 2025 (the “August 2025 Form 8-K”).

In this letter, the comments from the Staff have been recited in italicized, bold type, and are followed by our response.

Form 8-K filed August 6, 2025
Exhibit 99.1
Reconciliation of GAAP to Non-GAAP Financial Measures, page 13

1.We note that you present an adjustment to exclude “net adjustment revenue” in your determination of Non-GAAP net loss, Adjusted EBITDA excluding net adjustment revenue and Non-GAAP total revenue excluding net adjustment revenue. We also note your explanatory footnote disclosures on page 15. Please address the following:

•Tell us and revise your disclosures in future filings to further clarify what these non-GAAP measures represent and how they are used.
•Provide additional clarity as to what the net adjustment revenue amount represents and why you believe it is appropriate and meaningful to exclude these amounts.
•Tell us whether the adjustment excluding net adjustment revenue has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP and why you believe it does not represent individually tailored accounting that may cause the presentation of a non-GAAP measure to be misleading. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and & Disclosure Interpretations.

We acknowledge the Staff’s comments and respectfully advise the Staff that our future filings will no longer include an adjustment to exclude net adjustment revenue from Non-GAAP net income (loss), Adjusted EBITDA excluding net adjustment revenue and Non-GAAP total revenue excluding net adjustment revenue.

To provide the Staff with additional clarity as to what the net adjustment revenue amount represents, please note the following: As disclosed on pages 81 and 82 of the 2024 Form 10-K, we account for revenue under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Our revenue consists of commission revenue and other revenue. Our commission revenue is primarily comprised of commissions from health insurance carriers for plans approved during the reporting period, which include both fixed and variable amounts, and is therefore, computed using the estimated constrained lifetime value (“LTV”) of commissions that we expect to receive in accordance with ASC 606-10-32-8, ASC 606-10-32-11, 32-12 and 32-14. We recognize revenue for plans approved during the reporting period by applying the estimated constrained LTV at the time of approval for that plan.

In addition, we monitor cash collections and performance for each existing cohort, which refers to approved members grouped by plan type and the effective month of the relevant plan, and we assess these results in relation to our most recently booked estimates. We evaluate any differences and to the extent we believe changes in our estimates of cash collections are indicative of an increase or decrease to prior period LTVs, we adjust revenue for the affected cohorts at the time such determination is made. Adjustments increasing revenue are only recognized when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. This results in net adjustment revenue, or adjustments to revenue recognized for existing plans approved in prior periods. We recompute LTVs for all existing cohorts approved in prior periods on a quarterly basis and changes in LTV may result in an increase or a decrease to revenue and a corresponding increase or decrease to contract assets – commissions receivable. Net adjustment revenue is separately disclosed from commission revenue generated from members approved during the respective reporting period in the summary of commission revenue by segment table as shown on page 88 of the 2024 Form 10-K and on page 9 of Exhibit 99.1 to the August 2025 Form 8-K. We respectfully refer the Staff to pages 80-82 and 87-88 of the 2024 Form 10-K for additional disclosure regarding our net adjustment revenue. To provide further clarity in our future filings, we intend to revise our current disclosures regarding net adjustment revenue.

* * * * *

Please direct your questions or comments to me at (737) 248-2340.

Very truly yours,

/s/ John Dolan
John Dolan
Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:     Gavin Galimi, Esq., eHealth, Inc.
Patrick J. Schultheis, Esq. and Victor Nilsson, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation

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